June 30, 2026

VIA ELECTRONIC DELIVERY

Ms. Jeannette Jackson
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549-7010

Re: MX2 LLC – Form 1 Amendment

Dear Ms. Jackson:

On behalf of MX2 LLC ("MX2"), and in connection with the MX2 Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find the Execution Page to Form 1 as well as the following exhibits:

- Exhibit D (updated to reference the audited financial statements of MEMX LLC, the unconsolidated financial statements of MEMX Holdings LLC, MEMX SubCo LLC, MEMX Technologies LLC, and MEMX Digital Assets LLC, and statements in lieu of financial statements for MEMX Execution Services LLC and MEMX Labs LLC, each for the fiscal year ending December 31, 2025); and
- Exhibit I (updated to provide statements in lieu of financial statements for MX2 LLC for the fiscal year ending December 31, 2025).

MX2 certifies that the following complete exhibits are kept up-to-date and are available to the Commission and the public upon request: Exhibits K, M, and N. As such, MX2 wishes to avail itself of the provisions of Rule 6a-2(d)(2) and has not enclosed the aforementioned exhibits within this Form 1 Amendment.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits D and I to MX2's Form 1 currently on file with the Commission. Please do not hesitate to contact me at 551-370-1003 if you have any questions or require anything further.

Regards,

Anders Franzon
General Counsel

Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/30/26	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MX2 LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   525 Washington Blvd., Suite 300, Jersey City, NJ 07310

26000297

3. Provide the applicant's mailing address (if different):
   382 NE 191st Street, Suite 92178
   Miami, FL 33179
4. Provide the applicant's business telephone and facsimile number:
   833-415-6300
   (Telephone) (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Jonathan Kellner Chief Executive Officer 551-370-1001
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Anders Franzon
   MX2 LLC, 382 NE 191st Street, Suite 92178
   Miami, FL 33179
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 06/01/23 (b) State/Country of formation: Delaware/United States

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof are current, true, and complete.

Date: 06/30/26 MX2 LLC
(MM/DD/YY) (Name of applicant)

By: [signature] Anders Franzon, General Counsel
(Signature) (Printed Name and Title)

Subscribed and sworn before me this 30 day of June, 2026 by Lauren Strathman
(Month) (Year) (Notary Public)

My Commission expires 12/9/2027 County of Johnson State of Kansas

LAUREN MALLORY STRATHMAN NOTARY PUBLIC STATE OF KANSAS My Appt. Expires 12/9/27

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

MX2 LLC
Date of Filing/Accurate as of: June 30, 2026

EXHIBIT D

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

MEMX LLC, an affiliate of the applicant, filed audited financial statements for the fiscal year ending December 31, 2025 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

MEMX Holdings LLC, the applicant's parent, filed unaudited financial statements for the fiscal year ending December 31, 2025 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934 (applicable to MEMX LLC).

MEMX SubCo LLC, an affiliate of the applicant, filed unaudited financial statements for the fiscal year ending December 31, 2025 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934 (applicable to MEMX LLC).

MEMX Execution Services LLC, an affiliate of the applicant, filed financial statements for the fiscal year ending December 31, 2025 with the Commission pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 thereunder.

MEMX Technologies LLC, an affiliate of the applicant, filed unaudited financial statements for the fiscal year ending December 31, 2025 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934 (applicable to MEMX LLC).

MEMX Labs LLC holds certain intellectual property but otherwise does not have any operations or assets; thus, financial statements for this entity are not available.

MEMX Digital Assets LLC, an affiliate of the applicant, filed unaudited financial statements for the fiscal year ending December 31, 2025 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934 (applicable to MEMX LLC).

MX2 LLC
Date of Filing/Accurate as of: June 30, 2026

EXHIBIT I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

MX2 LLC (the "Exchange") has been formed but has not commenced operations and does not yet have audited financial statements for any fiscal year. As noted in the Exchange's current Limited Liability Company Agreement, MEMX Holdings LLC has provided a cash contribution to the Exchange of $5 million to support the future launch and commencement of operations of the Exchange. The Exchange represents that such cash contribution and in-kind contributions (such as legal, regulatory, and infrastructure-related services) will be adequate to operate the Exchange, including the regulation of the Exchange.

In addition, there is a written agreement between the Exchange and MEMX Holdings LLC that requires MEMX Holdings LLC to provide adequate funding for the Exchange's operations, including the regulation of the Exchange. This agreement provides that the Exchange will receive all fees, including regulatory fees and trading fees, payable by the Exchange's Members, as well as any funds received from any applicable market data fees and tape revenue. The agreement further provides that MEMX Holdings LLC will reimburse the Exchange for its costs and expenses to the extent the Exchange's assets are insufficient to meet its costs and expenses. Excess non-regulatory funds, as solely determined by the Exchange, will be remitted to MEMX Holdings LLC in accordance with the Exchange LLC Agreement.

Financial statements of MEMX Holdings LLC are described in Exhibit D.